UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

of the Securities Act of 1933

May 3, 2016

(Date of Report (Date of earliest event reported))

BEAUTYKIND HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	47-1594266
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6101 W. Centinela Avenue, Suite 394, Culver City, CA 90230

(Address of principal executive offices) (ZIP Code)

310-417-9149

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Women’s Wear Daily Online Article

On April 21, 2016, an article entitled “BeautyKind to Raise $10 Million in IPO” (the “WWD Article”) appeared on the website of the fashion publication Women’s Wear Daily (wwd.com). This article is about the Regulation A offering of BeautyKind Holdings, Inc. (the “Company”) to raise up to $10 million (the “Offering”). The Offering was declared qualified by the Securities and Exchange Commission (the “SEC”) on April 20, 2016. The article also quotes the Company’s CEO, Hil Davis, as forecasting what the Company’s net revenues may be for the fiscal year that will end on January 31, 2017 as well as what monthly sales may be in the fiscal year that will begin on February 1, 2017.

The underwriter for the offering, W.R. Hambrecht + Co., LLC, plans on posting the WWD Article to the Offering website, www.wrhambrecht.com/beautykind, on or after May 3, 2016.

Attached as Exhibit 15 is a copy of the WWD Article.

Exhibits

Exhibit No.	Exhibit Title
15	BeautyKind to Raise $10 Million in IPO, wwd.com, April 21, 2016.

Safe Harbor Statement

This Current Report on Form 1-U certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends, cash flows, liquidity and prospects include, but are not limited to, the factors described under the section entitled “Risk Factors” in our Final Offering Circular dated April 22, 2016, filed with the SEC, as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEAUTYKIND HOLDINGS, INC.

By:	/s/ John Hilburn Davis, IV
Name:	John Hilburn Davis, IV
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 3, 2016